UNITED STATES
                      SECURITES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   1   )
                                          -------



                         FRANKLIN ELECTRIC CO., INC.
                         ---------------------------
                               (Name of issuer)


                    COMMON STOCK, $.10 PAR VALUE PER SHARE
                    --------------------------------------
                        (Title of Class of Securities)


                                 353514 10 2
                                 -----------
                                (CUSIP Number)


                                 JESS B. FORD
                            400 EAST SPRING STREET
                              BLUFFTON, IN  46714
                                (219) 824-2900
                                --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                               JANUARY 30, 1997
                               ----------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


This Amendment No.1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 5, 1990 (the "Statement"). This Amendment No.1 is the first electronic amendment to the Statement. Accordingly, pursuant to the requirements of Rule 13-3(c) under the Securities Act of 1934, as amended, and Rule 101(A)(2)(ii) of Regulation S-T, this Amendment No.1 restates the Statement and updates the information therein as of the current date.

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William H. Lawson
          S.S. No. ###-##-####

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6)   CITIZENSHIP OF PLACE OF ORGANIZATION

          United States

                    7)   SOLE VOTING POWER
   NUMBER OF
    SHARES                      379,881
 BENEFICIALLY
   OWNED BY         8)   SHARED VOTING POWER
     EACH
   REPORTING                    0
    PERSON
     WITH           9)   SOLE DISPOSITIVE POWER

                                378,681

                   10)   SHARED DISPOSITIVE POWER

                                0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          380,078

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.14%

14)  TYPE OF REPORTING PERSON

          IN



ITEM 1.     SECURITY AND ISSUER.
            --------------------

            This statement relates to the common stock, par value $.10 per share (the "Shares"), of Franklin Electric Co., Inc., an Indiana corporation (the "Company"). The principal executive offices of the Company are located at 400 East Spring Street, Bluffton, IN, 46714.


ITEM 2.     IDENTITY AND BACKGROUND.
            ------------------------

(a)-(c),(f) This statement is being filed by William H. Lawson.  Mr. Lawson's business address is 400 East Spring Street, Bluffton, IN, 46714. Mr. Lawson's present principal occupation is Chairman of the Board and Chief Executive Officer of the Company. Mr. Lawson is a United States Citizen.

(d), (e) During the past five years, Mr. Lawson (1) has not been convicted in any criminal proceeding and (2) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            --------------------------------------------------

            Prior to August 24, 1989, Mr. Lawson acquired beneficial ownership of an aggregate of 115,921 shares of common stock, par value $.50 per share (the "Old Shares"), of the Company, constituting less than five percent of the Old Shares outstanding prior to August 24, 1989, as follows:

            1. Prior to August 24, 1989, Mr. Lawson purchased a total of 7,000 Old Shares in open market transactions with personal funds at the market prices prevailing at the times of the purchases.

            2. In 1988, Mr. Lawson was granted 18,000 restricted shares (equivalent to 18,000 Old Shares) under the Company's 1988 Stock Incentive Award Plan. Mr. Lawson paid no cash consideration for these restricted shares, which were subject to forfeiture in accordance with the provisions of the Stock Incentive Award Plan. At the time restricted shares were granted to Mr. Lawson, a restriction period and performance objectives were established with respect to the restricted shares. The restriction period with respect to these restricted shares ended April, 1993, and all established performance objectives were satisfied.

            3. In 1988, Mr. Lawson purchased 50,000 Old Shares under the Company's 1988 Executive Stock Purchase Plan for an aggregate cash purchase price of $1,250,000. In purchasing such stock, Mr. Lawson paid $125,000 in cash and borrowed $1,125,000 from the Company pursuant to a nonrecourse promissory note, secured by the stock, as permitted by the Executive Stock Purchase Plan, which permits the Company to finance up to ninety percent (90%) of the aggregate purchase price of an executive's purchased shares. The nonrecourse promissory note was re-paid in July, 1995.

            4. Prior to August 24, 1989, Mr. Lawson had been granted various options to purchase Old Shares pursuant to the Company's employee stock option plans, of which options to purchase 40,921 Old Shares were exercisable within 60 days of August 24, 1989.

            On August 24, 1989, the Company consummated a Plan of Recapitalization dated as of June 9, 1989, pursuant to which each Old Share beneficially owned by Mr. Lawson was automatically reclassified as 4.44 Shares, or 514,689 Shares in the aggregate, without payment of any additional consideration. Of these Shares, 79,920 were earned under the provisions of the Stock Incentive Award Plan, 222,000 were purchased pursuant to the Executive Stock Purchase Plan, and 181,689 were issuable pursuant to options exercisable within sixty days of August 24, 1989, all as described above. Of the 181,689 shares issuable pursuant to options, 41,745 remain exercisable within 60 days of the date hereof.

            On various dates from September, 1989, through December, 1996, Mr. Lawson had 1,397 Shares allocated to his account under the Company's Employee Stock Ownership Plan. Mr. Lawson has the sole power to vote, but not to dispose of, such Shares. The vested portion of such Shares will be generally paid upon retirement, death, disability or other termination in accordance with the provisions of the plan.

            On various dates from January, 1993, through December, 1996, 197 Shares were contributed to Mr. Lawson's Directed Investment Salary Plan through payroll deductions. Mr. Lawson has the sole power to dispose of, but not to vote, such Shares. Such shares will be generally paid upon retirement, death, disability or other termination in accordance with the provisions of the plan.

            On October 28, 1989, Mr. Lawson was granted an option to purchase 12,500 Shares at $8.00 per Share under the Company's Amended 1986 Non-qualified Stock Option Plan, which is exercisable with respect to 12,500 Shares within 60 days of the date hereof.

            On December 7, 1989, Mr. Lawson was granted an option to purchase 100,000 Shares at $8.375 per Share under the Company's Amended 1986 Non-qualified Stock Option Plan, which is exercisable with respect to 100,000 Shares within 60 days of the date hereof.

            On May 26, 1994, Mr. Lawson was granted an option to purchase 80,000 Shares at $26.50 per Share under the Company's Amended 1986 Non-qualified Stock Option Plan, which is exercisable with respect to 48,000 Shares within 60 days of the date hereof.

            On July 14, 1995, Mr. Lawson was granted an option to purchase 40,000 Shares at $31.00 per Share under the Company's Amended 1986 Non-qualified Stock Option Plan, which is exercisable with respect to 40,000 Shares within 60 days of the date hereof.

            On July 14, 1995, Mr. Lawson was granted an option to purchase 60,000 Shares at $31.00 per Share under the Company's 1996 Employee Stock Option Plan, which is exercisable with respect to 60,000 Shares within 60 days of the date hereof.


ITEM 4.     PURPOSE OF TRANSACTION.
            -----------------------

            Mr. Lawson purchased the Old Shares and the Shares for investment purposes. Depending on market and general economic conditions and other factors, Mr. Lawson may purchase additional Shares from time to time in brokerage transactions or otherwise. As of January 30, 1996, Mr. Lawson was deemed to be the beneficial owner of an additional 100,000 shares pursuant to options which are exercisable within 60 days of the date hereof.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            -------------------------------------

  (a) As of the date hereof, Mr. Lawson beneficially owns 380,078 Shares, representing approximately 6.14% of the Shares outstanding, including 302,245 Shares issuable upon the exercise of stock options that may be exercised within 60 days of the date hereof.

  (b) Mr. Lawson has the sole power to vote 379,881 Shares and the sole power to dispose of 378,681 Shares.

  (c)-(e)   Not Applicable.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            ------------------------------------

  (a) 1988 Executive Stock Purchase Plan (incorporated by reference to Exhibit E to the Company's Annual Proxy Statement dated
            March 11, 1988).

  (b) 1988 Stock Incentive Award Plan (incorporated by reference to Exhibit D to the Company's Annual Proxy Statement dated
            March 11, 1988).

  (c) 1986 Non-qualified Stock Option Plan (incorporated by reference to Exhibit A to the Company's Annual Proxy Statement dated
            March 17, 1986).

  (d) 1996 Employee Stock Option Plan (incorporated by reference to the Company's Annual Proxy Statement dated March 8, 1996).


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

  (a) 1988 Executive Stock Purchase Plan (incorporated by reference to Exhibit E to the Company's Annual Proxy Statement dated
            March 11, 1988).

  (b) 1988 Stock Incentive Award Plan (incorporated by reference to Exhibit D to the Company's Annual Proxy Statement dated
            March 11, 1988).

  (c) 1986 Non-qualified Stock Option Plan (incorporated by reference to Exhibit A to the Company's Annual Proxy Statement dated
            March 17, 1986).

  (d) 1996 Employee Stock Option Plan (incorporated by reference to the Company's Annual Proxy Statement dated March 8, 1996).



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        May 23, 1997
                                        -------------------------
                                        Date


                                        William H. Lawson
                                        -------------------------
                                        Signature


                                        Chairman of the Board and
                                        Chief Executive Officer
                                        -------------------------
                                        Title




                                EXHIBIT INDEX



      Exhibit                   Description
      -------                   -----------

        1. 1988 Executive Stock Purchase Plan (incorporated by reference to Exhibit E to the Company's Annual Proxy Statement dated March 11, 1988).*

        2. 1988 Stock Incentive Award Plan (incorporated by reference to Exhibit D to the Company's Annual Proxy Statement dated March 11, 1988).*

        3. 1986 Non-qualified Stock Option Plan (incorporated by reference to Exhibit A to the Company's Annual Proxy Statement dated March 17, 1986).*

        4. 1996 Employee Stock Option Plan (incorporated by reference to the Company's Annual Proxy Statement dated
                   March 8, 1996).*



---------------------
*   Previously filed.